FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:                                February 2010

Commission File Number:                 000-50422

AMADOR GOLD CORP.
(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               ☐                                 No              ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-____________

Table of Contents

Document 1                               News Release dated February 12, 2010
Document 2                               Material Change Report dated February 12, 2010

Document 1

#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
www.amadorgoldcorp.com

    FOR IMMEDIATE RELEASE:  February 12, 2010                                                                                                    TSX-V:AGX

Amador Gold Corp. Announces Stock Options

AMADOR GOLD CORP. (TSX-V: AGX) announces it has granted 2,400,000 stock options to directors and officers and 2,610,000 stock options to employees and consultants at a price of $0.10 each for a period of seven years.  Also, stock options previously announced on September 23, 2009 are for a period of seven years.

The Company also announces the resignation of John Keating as a director effective January 22, 2010.  The Board of Directors expresses their thanks and appreciation to Mr. Keating for his invaluable contribution and service to the Company.

The Company also announces that it has assessed the merits of the East Breccia property and has determined not to proceed further with it at this time.

About Amador Gold
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.  These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information
Corporate Inquiries:	Kevin Hull or Alan Campbell, Investor Relations
Phone:	(604) 685-2222
Email:	info@amadorgold.com
Website:	www.amadorgoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1.	Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change – 12 February, 2010.

Item 3.	News Release – News Release issued 12 February, 2010 at Vancouver, BC.

Item 4.
Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) – announces it has granted 2,400,000 stock options to directors and officers and 2,610,000 stock options to employees and consultants at a price of $0.10 each for a period of seven years.  Also, stock options previously announced on September 23, 2009 are for a period of seven years. The Company also announces the resignation of John Keating as a director effective January 22, 2010. The Company also announces that it has assessed the merits of the East Breccia property and has determined not to proceed further with it at this time.

Item 5.
Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) – announces it has granted 2,400,000 stock options to directors and officers and 2,610,000 stock options to employees and consultants at a price of $0.10 each for a period of seven years.  Also, stock options previously announced on September 23, 2009 are for a period of seven years.

The Company also announces the resignation of John Keating as a director effective January 22, 2010.  The Board of Directors expresses their thanks and appreciation to Mr. Keating for his invaluable contribution and service to the Company.

The Company also announces that it has assessed the merits of the East Breccia property and has determined not to proceed further with it at this time.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.	Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report – Dated at Vancouver, British Columbia, this 12th day of February 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.
(Registrant)

Date:February 15, 2010	By: /s/ Diana Mark Diana Mark, Assistant Corporate Secretary